Cusac Gold Mines Ltd.
Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars)

Cusac Gold Mines Ltd.
Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars)

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors’ Report

To The Shareholders of
Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2005 and 2004 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

On March 10, 2006, we reported separately to the Shareholders of Cusac Gold Mines Ltd. on financial statements for the same period prepared in accordance with Canadian generally accepted accounting principles, excluding Note 14, Differences Between Canadian and United States Generally Accepted Accounting Principles, included in the accompanying financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 10, 2006

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the Summary of Significant Accounting Policies to the consolidated financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation, 2004 flow through shares and 2004 asset retirement obligations described in the Summary of Significant Accounting Policies, have a material effect on the consolidated financial statements. Our report to the shareholders dated March 10, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 10, 2006

Cusac Gold Mines Ltd.
Consolidated Balance Sheets
(Stated in Canadian Dollars)

December 31	2005	2004

Assets

Current
Cash	$1,010	$375
Receivables	24,178	15,836
Prepaid expenses	6,781	10,717
Flow-through share proceeds (Note 9)	507,119	649,148

	539,088	676,076

Long-term investments and advances (Note 2)	228,896	408,877
Property, plant and equipment (Note 3)	67,508	78,298
Resource properties (Note 4)	2,211,569	2,211,569

	$3,047,061	$3,374,820

Liabilities and Shareholders' Equity

Liabilities

Current
Bank indebtedness (Note 5)	$290,556	$307,516
Accounts payable and accrued liabilities	549,539	642,464
Loans from related parties (Note 6)	19,361	11,925

	859,456	961,905

Asset retirement obligations (Note 12)	609,324	342,288

	1,468,780	1,304,193

Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
51,300,133 (2004 – 43,335,712) common shares	21,005,419	20,038,558
Contributed surplus (Note 8)	1,101,292	998,192
Deficit	(20,528,430)	(18,966,123)

	1,578,281	2,070,627

	$3,047,061	$3,374,820

Approved by the Board:

/s/ Guildford H. Brett	Director	/s/ David H. Brett	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

For the years ended December 31	2005	2004	2003

Expenses
Administration including stock based compensation
of $103,100 (2004 - $7,900; 2003 - $628,625)	$662,056	$661,147	$991,710
Amortization of property, plant and equipment	24,893	42,251	42,103
Resource property exploration	949,945	1,120,152	446,176

Loss from operations	(1,636,894)	(1,823,550)	(1,479,989)

Other income (expenses)
Loss on sale of investments	(20,000)	-	-
Gain on equipment disposal	2,180	-	12,662
Interest	8,594	10,167	2,206
Investment write-down (Note 2)	(21,754)	(135,310)	-

	(30,980)	(125,143)	14,868

Loss before income taxes	(1,667,874)	(1,948,693)	(1,465,121)

Future income tax recovery (Note 9)	105,567	256,464	-

Net loss for the year	(1,562,307)	(1,692,229)	(1,465,121)

Deficit, beginning of year	(18,966,123)	(17,273,894)	(15,808,773)

Deficit, end of year	$(20,528,430)	$(18,966,123)	$(17,273,894)

Loss per share – basic and diluted	$(0.03)	$(0.04)	$(0.04)

Weighted average shares outstanding	45,582,619	40,088,695	34,506,123

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

For the years ended December 31	2005	2004	2003

Cash provided by (used in)
Operating activities
Net loss for the year	$(1,562,307)	$(1,692,229)	$(1,465,121)
Items not involving cash
Acquisition of resource property interests for shares	8,700	-	-
Accretion expense (Note 12)	15,403	14,740	14,105
Asset retirement costs (Note 12)	251,633	-	-
Amortization of property, plant and equipment	24,893	42,251	42,103
Investment and advances write-down	21,754	135,310	-
Future income tax recovery	(105,567)	(256,464)	-
Gain on equipment disposal	(2,180)	-	(12,662)
Loss on sale of investments	20,000	-	-
Stock-based compensation	103,100	7,900	628,625
Net change in
Receivables	(8,342)	(8,474)	10,685
Prepaid expenses	3,936	9,205	(12,557)
Accounts payable and accrued liabilities	(92,925)	122,272	5,573

	(1,321,902)	(1,625,489)	(789,249)
Financing activities
Proceeds from (repayment of) related party loans	7,436	11,925	(6,246)
Proceeds from flow-through shares, net of share
issuance costs	909,728	680,666	931,085
Share capital and subscriptions received, net	32,000	-	338,332
Proceeds received from exercise of stock options	42,000	5,000	485,368
Proceeds received from exercise of warrants	80,000	204,750	194,905
(Repayment of) increase in bank overdraft	(16,960)	305,288	-

	1,054,204	1,207,629	1,943,444
Investing activities
Acquisition of property, plant and equipment	(18,054)	(18,409)	(126,124)
Proceeds on equipment disposal	6,130	-	12,662
Repayment from (advances to) affiliated companies	156,228	(45,401)	(135,243)
Investment in affiliated and other companies	(48,000)	-	-
Net proceeds on disposal of investments	30,000	-	-
Increase in restricted cash	(923,850)	(720,000)	(1,050,000)
Decrease in restricted cash	1,065,879	1,120,852	75,000

	268,333	337,042	(1,223,705)

Increase (decrease) in cash	635	(80,818)	(69,510)
Cash, beginning of year	375	81,193	150,703
Cash, end of year	$1,010	$375	$81,193

Supplementary information
Interest paid	$42,351	$22,203	$19,090
Income taxes paid	$-	$-	$-
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property for shares (Note 4)	$8,700	$-	$-
Stock-based compensation (Note 8)	$103,100	$7,900	$628,625
Asset retirement obligations (Note 12)	$251,633	$342,288	$327,548
Renouncement of future income tax recovery	$105,567	$256,464	$-
Shares received as settlement of advances receivable	$-	$-	$120,000

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.
Summary of Significant Accounting Policies
(Stated in Canadian Dollars)

December 31, 2005 and 2004

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (US GAAP”) as explained in Note 14. Details of significant accounting policies are as follows:

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, being in a care and maintenance mode, the occurrence of significant recurring losses and the Company’s deficit raise substantial doubt about the validity of this assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations. Management’s plans in this regard are to diversify its resource property holdings and obtain sufficient equity or debt financing to enable the Company to continue its efforts towards the exploration and development of new mineral properties and recommence gold production at the Table Mountain Mine when economically feasible.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting	The Company follows Canadian generally accepted accounting principles as set out below.

All figures are reported in Canadian dollars. Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2005 US $1 : CDN $1.1630 CDN $(1.2116)
December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016)
December 31, 2003 US $1 : CDN $1.2946 CDN $(1.4010)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cusac Gold Mines Ltd.
Summary of Significant Accounting Policies
(Stated in Canadian Dollars)

December 31, 2005 and 2004

Property, Plant and Equipment	Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the straight-line basis as follows:

Mine plant and buildings	- 10%
Mine equipment	- 30%
Office equipment	- 20% - 30%
Automotive equipment	- 30%
Leasehold improvements	- over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option. As at December 31, 2005, the Company had no material option agreements outstanding that it was pursuing.

Impairment of Long-lived Assets

The Company periodically evaluates the future recoverability of its long- lived assets. Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Cusac Gold Mines Ltd.
Summary of Significant Accounting Policies
(Stated in Canadian Dollars)

December 31, 2005 and 2004

Future Income Taxes

Income taxes are accounted for by the liability method. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long-term Investments and Advances

Long-term investments, which consist primarily of advances to and investments in public companies, are recorded at cost less write-downs, when in management’s opinion, an other-than-temporary impairment in value has occurred. Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The items which required management to make significant estimates and assumptions in determining carrying value include long-term investments, property, plant and equipment, resource properties and asset retirement obligations.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2005, 2004 and 2003, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 6,365,300 (2004 – 8,600,654; 2003 – 6,924,500) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash, receivables, flow-through share proceeds, long-term investments and advances, bank indebtedness, accounts payable and accrued liabilities and loans from related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values approximate carrying values for these financial instruments.

Cusac Gold Mines Ltd.
Summary of Significant Accounting Policies
(Stated in Canadian Dollars)

December 31, 2005 and 2004

Stock-Based Compensation

Effective January 1, 2004, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368 (Note 8).

Contributed surplus was restated for the corresponding effect of these restatements.

Flow-through Shares

Prior to March 19, 2004, the Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carryforward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction and is more- likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Consolidated Statements of Cash Flows.

Cusac Gold Mines Ltd.
Summary of Significant Accounting Policies
(Stated in Canadian Dollars)

December 31, 2005 and 2004

Flow-through Shares - continued

The proceeds received from flow-through shares were recorded as Increase in Restricted Cash in the Consolidated Statements of Cash Flows. The amount spent in 2005 on resource property exploration was $1,065,879 (2004 - $1,120,152; 2003 - $75,000).

Asset Retirement Obligations

Effective January 1, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations”. The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Upward changes in the estimation of the underlying cash flows are discounted using the then current credit-adjusted risk-free rate. Downward changes in the estimation of the underlying cash flows are discounted using the initial credit-adjusted risk-free rate. Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, “Change in Accounting Estimates”. The discount accretion of the liability is included in determining the results of operations.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

1.	Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties. As at December 31, 2005, the Company’s principal asset, the Table Mountain Property, included a past producing gold mine currently in a care and maintenance mode, as well as various separate exploration areas. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to continue exploration and/or recommence producing gold at the Table Mountain Property as well as future profitable production or proceeds from the disposition of such properties.

2.	Long-term Investments and Advances

	2005		2004
	No. of		No. of
	Shares	Amount	Shares	Amount

Investments
Consolidated Pacific Bay Minerals Ltd.,
6% interest in common shares (2004 – 7%)	1,275,667	$143,080	875,667	$95,080
ClearFrame Solutions Corp. (formerly ClearFrame
Solutions Inc.),
1% interest in common shares (2004 – 2%) and
warrants	21,750	-	1,435,001	71,753

		143,080		166,833
Advances
ClearFrame Solutions Corp. (formerly ClearFrame
Solutions Inc.)		-		75,000
Consolidated Pacific Bay Minerals Ltd.		85,816		167,044

		$228,896		$408,877

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment. Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) (“ClearFrame”) had common directors during 2004, but as a result of a restructuring, as at December 31, 2005 and 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company. The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000 ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. During 2005, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000 and the advances were repaid.

During 2004, the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment. The two directors of the Company loaned 750,000 shares of ClearFrame to the Company so that the Company would be in a better position to oppose ClearFrame’s declared intention to consolidate its capital on a 20 for 1 basis, as management of the Company felt that this action would have a

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

2.	Long-term Investments and Advances - Continued

very adverse effect on its investment in ClearFrame. The transfer of the 750,000 shares to the Company increased the Company’s holdings to in excess of 10% of ClearFrame’s outstanding shares, which provided the Company, under the BC Company Act, the right to nominate directors to ClearFrame’s board of directors, which the Company contemplated doing to protect its investment. In August 2005, the loaned shares were returned to the aforementioned directors after the ClearFrame shareholder’s meeting relating to the proposed consolidation of capital.

On March 5, 2005, the Company purchased 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $48,000 cash; and on October 5, 2005, the Company sold 50,000 post-consolidation shares of ClearFrame for $30,000 cash proceeds.

Aggregate cost and market value information with respect to long-term investments as at December 31, 2005 and 2004 are summarized as follows:

	2005	2004

Aggregate cost, net of write-downs	$143,080	$166,833

Aggregate market value	$204,107	$133,780

Gross unrealized losses	$-	$33,053

Gross unrealized gains	$61,027	$-

During 2005 and 2004, the Company wrote down the value of its long-term investments as follows:

	2005	2004
Investments
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.)	$21,754	$135,310

	$21,754	$135,310

During 2004, management believed it was prudent to write down the value of its investment in ClearFrame by $135,310 as the market value of these securities had been trading in a range significantly below the Company’s cost for over one year. In 2005, ClearFrame proceeded with a 20 old shares for 1 new share consolidation of its capital, which management believed seriously impaired the Company’s ability to realize its costs for these securities. During 2005, ClearFrame received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period. Upon revocation of the Cease Trade Order, ClearFrame’s shares will remain suspended until they meet TSX Venture Exchange requirements. Management believes that the Company’s ability to liquidate its investment in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value. As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2005.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

3.	Property, Plant and Equipment

		2005			2004
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Automotive
equipment	$169,806	$151,543	$18,263	$152,686	$144,196	$8,490
Leasehold
improvements	2,128	2,128	-	2,128	2,128	-
Mine plant and
buildings	515,265	515,265	-	515,265	515,265	-
Mine equipment	1,336,709	1,297,529	39,180	1,344,771	1,286,611	58,160
Office equipment	79,271	69,206	10,065	78,337	66,689	11,648
	$2,103,179	$2,035,671	$67,508	$2,093,187	$2,014,889	$78,298

4.	Resource Properties

	2005	2004
British Columbia, Canada

Table Mountain Mine
Cost of claims	$773,402	$773,402
Deferred exploration and development	7,105,167	7,105,167

	7,878,569	7,878,569

Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)

	$2,211,569	$2,211,569

Table Mountain Mine

The Table Mountain Property (the “Property”) is located in the Cassiar district of British Columbia. The Property consists of 152 (2004 – 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 12,346 hectares (2004 - 12,346) or 138 square kilometers (2004 - 123). During 2005 and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

4.	Resource Properties - Continued

Table Mountain Mine - Continued

Included in deferred development costs is $114,602 (2004 - $114,444) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the agreement closed and the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining. Substantially all the Company’s exploration expenditures in 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes. The Company has provided collateral for the lien in the form of a letter of credit as outlined in Note 5.

On June 13, 2005, the Ministry of Energy and Mines issued an Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property. This permit requires the Company to deposit an additional $590,556 with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount

June 1, 2006	$150,000
December 31, 2006	150,000
December 31, 2007	150,000
December 31, 2008	140,556
Total	$590,556

The amounts payable will be reduced by the Company’s expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

5.	Bank Indebtedness

In 2005, the Company arranged a $57,000 (2004 - $57,000) letter of credit facility and a $350,000 (2004 - $300,000) line of credit with a bank bearing interest at prime (5.00% at December 31, 2005) per annum which is collateralized by the Company’s cash and flow-through share proceeds. As of December 31, 2005, the Company had approximately $62,000 (2004 - $Nil) line of credit available for use.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

6.	Loans From Related Parties

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $19,361 (2004 - $11,925).

7.	Share Capital

a)	Issued common shares

	2005		2004		2003
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Balance, beginning of year	43,335,712	$20,040,158	39,404,981	$19,406,206	32,634,356	$17,451,148

Issued during the year for:
Cash (net of share issue
costs of $77,397 (cash and
common shares) (2004 –
$139,334; 2003 – $118,915)
and renouncement of future
income tax recovery of
$105,567 (2004 - $256,464
and 2003 –$Nil))	7,114,421	845,161	3,377,231	424,202	3,990,000	1,274,785
Warrants exercised	500,000	80,000	533,500	204,750	1,055,625	194,905
Options exercised	320,000	48,000	20,000	5,000	1,725,000	485,368
Property	30,000	8,700	-	-	-	-

	51,300,133	21,022,019	43,335,712	20,040,158	39,404,981	19,406,206
Less: share subscriptions
receivable	-	(15,000)	-	-	-	-
Less: investment in
Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	51,296,133	$21,005,419	43,331,712	$20,038,558	39,400,981	$19,404,606

On January 27, 2005, the Company issued 30,000 common shares to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) (see Note 4). The shares were valued based on the trading price of the common stock at the date of issuance.

On February 28, 2005, the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

On July 6, 2005, the Company issued 550,000 flow-through units by way of a private placement for proceeds of $71,500. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $7,150 in share issuance costs associated with the above private placement by issuing 55,000 common shares to the agent.

On July 12, 2005, the Company issued 160,000 flow-through units by way of a private placement for proceeds of $20,800. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $780 in share issuance costs associated with the above private placement by issuing 6,000 common shares to the agent.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.	Share Capital - Continued

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

On August 19, 2005, the Company issued 192,308 flow-through units by way of a private placement for proceeds of $25,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $2,500 in share issuance costs associated with the above private placement by issuing 19,230 common shares to the agent.

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period. The Company incurred $18,600 in share issuance costs associated with the above private placement by issuing 120,000 common shares to the agent.

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period. The Company incurred $4,600 in share issuance costs associated with the above private placement by issuing 25,555 common shares to the agent.

The Company received $9,000 of the proceeds of the December 20, 2005 private placement and $6,000 of the proceeds of exercised stock options subsequent to December 31, 2005. The amounts have been shown above as a reduction of the carrying amount of share capital.

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of a private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.	Share Capital - Continued

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement. Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The Company incurred $39,344 in share issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date, the market value of these shares was approximately $19,500. Additionally, the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

In March 2003, the Company issued 400,000 units by way of a private placement for proceeds of $148,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.42 for a one-year period.

In April 2003, the Company issued 60,000 units by way of a private placement for proceeds of $27,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a one-year period.

In December 2003, the Company issued 3,000,000 flow-through units and 430,000 non-flow-through units by way of a private placement for gross proceeds of $1,218,700. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.47 for an eighteen-month period. The company incurred $118,915 in share issuance costs associated with the above private placements.

In December 2003, the Company issued 100,000 non-flow-through shares as a finance fee to an agent in connection with the above-noted private placements. These shares were valued based on the trading price of the common shares on the date of agreement. At the agreement date, the market value of these shares was approximately $35,000. Additionally, the Company issued 514,500 agent warrants, with each warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.47 for an eighteen-month period.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.	Share Capital - Continued

b)	Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2005, 2004 and 2003:

	Number of	Weighted-Average
	Warrants	Exercise price

Balance, January 1, 2003	2,945,625	$0.29
Issued (Series A warrants)	4,404,500	$0.47
Exercised (Series A warrants)	(1,055,625)	$0.18
Expired (Series A warrants)	(1,500,000)	$0.40

Balance, December 31, 2003	4,794,500	$0.44
Issued (Series A warrants)	2,269,231	$0.27
Issued (Series B warrants)	226,923	$0.21
Exercised (Series A warrants)	(533,500)	$0.38
Exercised (Series A warrants)	(316,500)	$0.20

Balance, December 31, 2004	6,440,654	$0.39
Issued (Series A warrants)	3,430,300	$0.18
Exercised (Series A warrants)	(500,000)	$0.16
Expired (Series A warrants)	(5,713,731)	$0.41
Expired (Series B warrants)	(226,923)	$0.21

Balance, December 31, 2005	3,430,300	$0.18

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16.

A summary of the warrants outstanding at December 31, 2005 is as follows:

Type	Number of Warrants	Exercise	Expiry Date
		Price

Series A	200,000	$0.20	February 28, 2006
Series A	275,000	$0.15	July 6, 2006
Series A	80,000	$0.15	July 12, 2006
Series A	480,770	$0.15	August 3, 2006
Series A	1,068,654	$0.15	August 5, 2006
Series A	96,154	$0.15	August 19, 2006
Series A	600,000	$0.19	December 2, 2006
Series A	629,722	$0.24	December 20, 2006

	3,430,300

Subsequent to December 31, 2005, a total of 270,000 warrants were exercised to purchase 270,000 common shares of the Company at $0.15 per share; 136,000 warrants were exercised to purchase 136,000 common shares at $0.20 per share; and 64,000 warrants exercisable at $0.20 expired unexercised.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.	Share Capital – Continued

c)	Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 20% of its issued shares under option. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of	Weighted-Average
	Options	Exercise Price

Outstanding at January 1, 2003	1,790,000	$0.27
Granted	2,340,000	$0.36
Cancelled/expired	(275,000)	$0.35
Exercised	(1,725,000)	$0.27

Outstanding at December 31, 2003	2,130,000	$0.36
Granted	50,000	$0.37
Exercised	(20,000)	$0.25

Outstanding at December 31, 2004	2,160,000	$0.36
Granted	1,315,000	$0.15
Cancelled/expired	(220,000)	$0.31
Exercised	(320,000)	$0.15

Outstanding at December 31, 2005	2,935,000	$0.25

The weighted-average fair value of options granted during 2005 was approximately $0.06 (2004 -$0.16, 2003 - $0.27) based on the Black-Scholes option pricing model using weighted-average assumptions, as described in Note 8.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.	Share Capital - Continued

A summary of the common share options exercisable and outstanding at December 31, 2005 is as follows:

Number of Options	Exercise Price	Expiry Date
50,000	$0.15	May 27, 2006
780,000	$0.36	July 28, 2006
170,000	$0.15	July 28, 2006
600,000	$0.37	November 14, 2006
220,000	$0.15	November 14, 2006
100,000	$0.15	June 29, 2007
815,000	$0.15	September 6, 2007
200,000	$0.15	December 23, 2007

2,935,000

Subsequent to December 31, 2005, on February 8, 2006, 25,000 stock options were exercised for purchase of 25,000 common shares of the Company at $0.15 per share.

8.	Stock-Based Compensation

a)

Prior to the accounting change in 2004, the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368. The consolidated financial statements for the years ended December 31, 2003 have been restated to give effect to such change in accounting policy.

b)

On May 27, 2004, the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years. On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

c)

On June 23, 2005, the Company granted 100,000 stock options to a consultant; on September 6, 2005, the Company granted 550,000 stock options to directors for consulting services, and 465,000 stock options to certain consultants; and on December 23, 2005, the Company granted 200,000 stock options to a consultant. All of these options vested immediately, have an exercise price of $0.15 and a term of two years.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

8.	Stock-Based Compensation - Continued

d)

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15. As a result of the stock option repricing, $12,900 of additional stock based compensation expense was recorded in 2005.

e)	On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16. As a result of the warrant repricing, $10,300 of additional stock-based compensation expense was recorded in 2005.

Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2005	2004	2003

			2.99% to
Risk-free rate	3.11%	3.02%	3.54%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the
Company’s common shares	77%	109%	127%
Weighted average expected life of the options
(months)	24	24	36

For the year ended December 31, 2005, the compensation cost for stock options granted and repricings totaled $103,100 (2004 - $7,900, 2003 – $628,625) which was included in administrative expenses and credited to contributed surplus.

9.	Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2005	2004

Net operating and capital losses	$2,167,000	$2,286,000
Property, plant and equipment	348,000	355,000
Mineral properties and deferred exploration costs	589,000	515,000
Investments	52,000	56,000
Asset retirement obligations	93,000	59,000
Undeducted financing costs	50,000	44,000
Valuation allowance	(3,299,000)	(3,315,000)

Future tax assets (liabilities)	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $224,000 (2004 - $1,632,000), representing the tax effect of losses which expired during the year.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

9.	Income Taxes – Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2005	2004	2003

Benefit at Canadian
statutory rate	$(639,000)	$(689,000)	$(514,000)
Permanent differences	9,000	700	4,700
Non-deductible stock option compensation	35,000	2,600	221,000
Effect of reduction in statutory rate	51,000	-	253,000
Non-deductible flow-through costs	324,000	399,000	-
Non-deductible accretion expense	5,300	5,300	5,000
Increase (decrease) in
valuation allowance	109,133	24,936	30,300
Future income tax recovery	$(105,567)	$(256,464)	$-

The Company’s future tax assets include approximately $50,000 (2004 - $44,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company has approximately $3,938,000 (2004 - $3,725,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes. In addition, the Company has non-capital losses of approximately $3,634,000 (2004 - $3,710,000) expiring in various amounts from 2006 to 2015 and allowable capital losses of approximately $2,717,000 (2004 - $2,705,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

During 2005, the Company renounced $302,831 (2004 – $720,000) of expenditures and recorded a future income tax recovery of $105,567 (2004 – $256,464) in accordance with the accounting treatment of Canadian flow-through shares. The Company has a commitment to spend $507,119 (2004 – $649,148) on Canadian exploration expenditures prior to December 31, 2007.

10.	Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)

Remuneration paid or payable to directors and officers of the Company in 2005 amounted to $102,000 (2004 - $167,000; 2003 - $171,650). As at December 31, 2005, $13,720 (2004 - $71,795; 2003 - $98,100) was included in accounts payable to a director for remuneration.

b)

During 2005, the Company received $54,600 (2004 - $39,000; 2003 - $60,000) for rent and administrative services provided to companies with common directors. These amounts were recorded as a reduction of administration expenses.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

10.	Related Party Transactions - Continued

c)	During 2005, a company controlled by the Company’s President charged the Company $Nil (2004 - $6,000; 2003 – $Nil) for web hosting services and Knowledge Management software licenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

11.	Commitments

Commitments not disclosed elsewhere in these financial statements include:

The Company is obligated to pay $7,500 per month in compensation to its president.

12.	Asset Retirement Obligations

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site. The estimated costs have been reduced by the estimated salvage value recoveries. The Company estimated that a total of approximately $705,000 (2004 - $500,000) commencing immediately would be required to complete the retirement obligations. In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2004 - 4.5%) (the credit-adjusted risk-free rate) was used. The majority of the Company’s asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993. The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 by $14,105 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548. As at December 31, 2005, the asset retirement liabilities accrued are $609,324 (2004 - $342,288). 2005 additions to the asset retirement obligations were expensed.

The asset retirement obligations accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Balance, December 31, 2002	$313,443
Accretion expense	14,105
Balance, December 31, 2003	327,548
Accretion expense	14,740
Balance, December 31, 2004	342,288
Liabilities incurred during the year (1)	251,633
Accretion expense	15,403
Balance, December 31, 2005	$609,324
(1) Reflects estimated increase in estimated future asset retirement obligations based on new assumptions.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

13.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

As discussed in the Summary of Significant Accounting Policies, these consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Differences in Canadian and United States accounting principles as they pertain to these financial statements are summarized as follows:

a)	Accounting for Unrealized Losses on Long-term Investments

Canadian generally accepted accounting principles (“Canadian GAAP”) require long term investments to be recorded at cost and written down to reflect permanent impairments in value. Writedowns are recorded in the Statement of Operations. United States generally accepted accounting principles (“US GAAP”) would require the Company’s long-term investments (available-for-sale securities) to be recorded at fair value in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the Statement of Operations. The gross unrealized losses described in Note 2 are, in management’s opinion, temporary.

Writedowns recorded under Canadian GAAP reflect those that are believed to be permanent in nature.

b)	Stock option compensation

Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted to employees and restating the consolidated financial statements rather than the previously noted intrinsic method was to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method and restated all prior period consolidated financial statements. The Company has also early adopted, using modified prospective method as allowed under US GAAP, SFAS No. 123R. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting of stock-based compensation for periods beginning after January 1, 2004.

Prior to January 1, 2004, under US GAAP, the Company applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors for director services. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles in effect in Canadian GAAP for the year ended December 31, 2003.

c)

Under Canadian income tax regulations, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issuance of flow-through shares using the deferral method in accordance with EIC No. 146 under Canadian GAAP. At the time of issue, the funds received are recorded as share capital and upon renunciation to the shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences is credited to income in the period of renunciation. As at December 31, 2005, the Company renounced $302,831 (2004 - $720,000) in expenses and recorded, under Canadian GAAP, an income tax recovery of $105,567 (2004 - $256,464).

For US GAAP, the proceeds of the sale of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is calculated based on the difference between the quoted market value of the Company’s shares and the proceeds received and a liability is recognized for this difference. The liability is reversed upon renunciation and a deferred tax liability is recognized. The difference between the liability recognized at the time of issuance and the deferred tax liability will be included as income tax expenses. As the flow-through units were sold for proceeds equal to the quoted market value of the Company’s common shares, no liability was recognized for the all periods presented.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Also under US GAAP, as the 2004 flow-through units, which consisted of one flow-through share and one warrant, were issued to the Company’s President and certain directors, compensation expense of $50,199 based on the fair value of the warrants and the renounced tax benefit should be recognized in the Statement of Operations. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: risk free rate – 2.51%; dividend yield – Nil%; expected volatility of 96%; and weighted average expected life of 1 year.

d)

The Company adopted CICA 3110, “Asset Retirement Obligations” under Canadian GAAP effective January 1, 2004. For US GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” as at January 1, 2003. At that time, the Company estimated that the costs of the reclamation of the Table Mountain Mine site would be covered by the bonds held by the Company for such purposes. As a result, no asset retirement liability was accrued as at December 31, 2003. During 2004, the Company received additional information regarding the required reclamation, decommission and clean-up activities and during 2005, the Company re- evaluated the accrual for asset retirement obligations and increased their estimated costs to a total of approximately $705,000 (2004 - $500,000) (Note 12). This change in estimate resulted in the recognition of additional asset retirement obligations and a corresponding capitalization to the resource property as at December 31, 2005 under both Canadian and US GAAP of $251,633 (2004 - $342,288), and an asset retirement obligation of $609,324 (2004 - $342,288), being the discounted present value of the approximated reclamation costs. At the end of 2005, the Company evaluated the future recoverability of its resource property and wrote down the carrying amount of the resource property by the full amount of the additional asset retirement obligations of $251,633 under both Canadian and US GAAP (2004 - $342,288 under US GAAP).

e) US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances.

Comprehensive income comprises net income (loss) and all charges to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Cusac Gold Mines Ltd.
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005 and 2004

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

The impact of the above on the financial statements is as follows:

	2005	2004	2003

Net loss per Canadian GAAP	$(1,562,307)	$(1,692,229)	$(1,465,121)
Adjustments related to:
Stock based compensation (b)	-	-	8,025
Income tax recovery of flow through shares (c)	(105,567)	(256,464)	-
Compensation expense on warrants and
renouncement of tax benefit (c)	-	(50,199)	-
Asset retirement obligation (d)	-	(342,288)	-
Accretion expense	-	-	14,105

Net loss per US GAAP	(1,667,874)	(2,341,180)	(1,442,991)
Unrealized gains (losses) on investments (a), (e)	94,080	30,960	14,414

Comprehensive loss per United States GAAP	$(1,573,794)	$(2,310,220)	$(1,428,577)

Loss per share per US GAAP
Basic and diluted	$(0.03)	$(0.06)	$(0.04)

Shareholders’ equity per Canadian GAAP	$1,578,281	$2,070,627	$3,121,004
Adjustment related to:
Asset retirement obligation	-	-	327,548
Accumulated comprehensive loss -
unrealized loss on investments (a)	61,027	(33,053)	(64,013)

Shareholders’ equity per US GAAP	$1,639,308	$2,037,574	$3,384,539

There were no differences between assets, liabilities and the cash provided by and used in operating, financing and investing activities under Canadian and US GAAP.

f)	New accounting pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.